FORM 6-K/A
                             (AMENDMENT NO. 1)

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                          REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE MONTH OF MARCH 2004
                        COMMISSION FILE NO. 1-11284

                                NORANDA INC.
              (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   181 BAY STREET, SUITE 200, BCE PLACE,
                      TORONTO, ONTARIO, CANADA M5J 2T3
                  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F      Form 40-F   X
                            -----           -----


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

                   Yes       No   X
                      -----     -----


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

                   Yes       No   X
                      -----     -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes       No   X
                      -----     -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _________

     The portion identified below of the following document furnished with the Form 6-K filed by the registrant on March 4, 2004 shall be deemed filed for purposes of the Securities Exchange Act of 1934 (including for the purpose of being incorporated by reference into one or more registration statements under the Securities Act of 1933, as amended):

     The unaudited interim and annual consolidated financial statements for the three months and year ended December 31, 2003, included in Exhibit
     99.1 (Press Release dated February 11, 2004) - Noranda Reports Fourth Quarter Earnings of $64 Million Net Earnings for the Year 2003 of $34 Million

                                 SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  NORANDA INC.
                                    ----------------------------------------
                                                  (Registrant)


March 18, 2004                    By:  /s/ Stephen Young
                                     ---------------------------------------
                                       Stephen Young - Corporate Secretary